SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of December, 2003

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: December 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. September 30, 2003 2003 11 26

ISSUER'S ADDRESS

Unit 101 - 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604-248-2306 604-248-2301

CONTACT PERSON CONTACT'S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604-248-2301

CONTACT'S EMAIL ISSUER'S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2003 11 26

Y M D

“Steven R. Garman” - signed Steven R. Garman

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

2003 11 26

Y M D

“Matthew Yugovich” - signed Matthew Yugovich

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

SCHEDULE A - FINANCIAL STATEMENTS

QI SYSTEMS INC.
Consolidated Balance Sheet
Unaudited - Expressed in US Dollars

As at September 30, 2003 and June 30, 2003

Sept. 30, 2003 June 30, 2003
Assets
Current assets
Cash and cash equivalents	1,124	-
Accounts receivable, net of allowances	38,508	36,194
Other receivables	30,033	-
Prepaid expenses	9,302	9,328
Inventory	187,489	188,334
	266,455	233,856
Property and equipment	15,927	17,171
	282,382	251,027
Liabilities
Current liabilities
Bank overdraft	-	8,850
Accounts payable and accrued liabilities	1,045,594	812,643
Shareholder loans	24,606	119,500
Deferred revenue	-	-
	1,070,200	940,993

Shareholders' Equity
Capital stock	9,771,383	9,419,686
Deficit	(10,514,505)	(10,051,945)
Cumulative translation adjustment	(44,696)	(57,707)
	(787,818)	(689,966)
	282,382	251,027

Approved by the Board

“Steven R. Garman” “Matthew Yugovich”

Director Director

QI SYSTEMS INC.
Consolidated Statements of Operations and Deficit
Unaudited - Expressed in US Dollars

For the Three Months Ended September 30, 2003 and 2002

Sept. 30, Sept. 30,
2003 2002

Sales	75,954	206,204

Cost of sales	34,387	54,418

Gross profit	41,568	151,858

Expenses
General and administrative	378,579	68,556
Research and development	77,257	88,231
Sales and marketing	46,227	9,600
Interest and bank charges	869	-
Amortization	1,170	-
Bad debt	-	-
Foreign exchange gain or loss	869	-
	504,972	166,387
Other income
Other income	844	72

Operating Loss before income taxes	(462,560)	(14,529)

Provision for income taxes		-

Loss for the period	(462,560)	(14,529)

Deficit, beginning of period	(10,051,945)	(9,341,770)

Deficit, end of period	(10,514,505)	(9,356,299)

Basic and diluted loss per share	(0.03)	nil

QI SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited - Expressed in US Dollars

For the Three Months Ended September 30, 2003 and 2002

Sept. 30, Sept.30,
2003 2002

Cash flows from operating activities

Loss for the period	(462,560)	(14,529)
Items not affecting cash -
Amortization of property and equipment	1,170	-
Writedown of inventory		-
	(461,390)	(14,529)
Changes in non-cash working capital items -
Accounts receivable	(32,347)	(64,562)
Prepaid expenses	26	672
Inventory	845	-
Accounts payable and accrued liabilities	232,951	(398,156)
	(259,915)	(476,575)

Cash flows from financing activities
Repayment of shareholders' loans	(94,894)	(326,415)
Issuance of capital stock	351,697	815,994
	256,803	489,579

Cash flows from investing activities
Purchase of property and equipment	-	-
	-	-

Foreign exchange effect	13,086	(8,557)

Increase (Decrease) in cash and cash equivalents	9,974	4,447
Cash and cash equivalents, beginning of period	(8,850)	83,961
Cash and cash equivalents, end of period	1,124	88,408

QI SYSTEMS INC.
Notes to Financial Statements
Unaudited - Expressed in US Dollars

For the Three Months Ended September 30, 2003 and 2002

1. Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements. In the opinion of management, all adjustments necessary for fair presentation of the Company's financial position, results of operations and cash flows as at September 30, 2003 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's audited financial statements for the fiscal year ended June 30, 2003.

2. Significant accounting policies

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. Comparative figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

______________________

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. September 30, 2003 2003 11 26

ISSUER'S ADDRESS

Unit 101 - 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604-248-2306 604-248-2301

CONTACT PERSON CONTACT'S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604-248-2301

CONTACT'S EMAIL ISSUER'S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2003 11 26

Y M D

“Steven R. Garman” - signed Steven R. Garman

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

2003 11 26

Y M D

“Matthew Yugovich” - signed Matthew Yugovich

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Expressed in US Dollars

SCHEDULE B - SUPPLEMENTARY INFORMATION

B.1. ANALYSIS OF EXPENSES

	Three months ended
	Sept. 30, 2003	Sept. 30, 2002
Cost of Goods Sold
Salaries and benefits	$12,556	$ -
Materials	21,379	49,486
Freight and courier expense	430	3,424
Customs and duties	22	125
Other		1,383
	$34,387	$54,418

Research and development
Salaries and benefits	$56,799	$69,494
Consulting and contract labour	20,161	18,737
Freight and courier expense	276	-
Miscellaneous	21	-
	$77,257	$88,231

General and Administration
Salaries and benefits	$8,097	$ -
Consulting and contract labour	16,339	39,482
Management fees	30,695	-
Regulatory and public company exp.	3,755	2,123
Directors' fees and expenses	315	-
Rent and premises maintenance	14,730	8,480
Office expense	3,229	1,633
Travel	4,216	-
Legal fees	8,457	6,969
Telephone and communication cost	1,926	2,234
Corporate finance & investor relations	284,793	-
Accounting and audit	-	-
Promotion and entertainment	383	-
Other	1,644	7,635
	$378,579	$68,556

	Three months ended
	Sept. 30, 2003	Sept. 30, 2002
Sales and Marketing
Salaries and benefits	$41,886	$ -
Consulting	96	-
Travel	1,154	-
Promotional and advertising	-	-
Miscellaneous	3,092	9,600
	$46,227	$9,600

Other Costs
Amortization	$1,170	$ -
Foreign exchange expense	869	-
Financing costs and interest	869	-
Bad Debt	-	-
	$2,908	$ -

B.2. RELATED PARTY TRANSACTIONS

In the three months ended September 30, 2003 the Company paid or accrued consulting fees (management fees) of $10,000 to directors, officers and former directors and officers of the Company. The consulting fees were rendered in the normal course of business and measured at the amount of consideration established and agreed to by the related parties.

B.3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) SUMMARY OF SECURITIES ISSUED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003:

Class	Number	Date of issue	Consideration
Common shares issued for cash in private placement	1,666,665	Sept. 12, 2003	$250,000
Common shares issued - exercise of warrants	10,000	Sept. 10, 2003	4,000
TOTAL	1,676,665		$254,000

b) SUMMARY OF COMMON SHARE OPTIONS GRANTED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003:

Nil.

The Company will be resetting the price of 80,000 employee options that are exercisable by December 31, 2004 from C$2.00 per share to US$0.50 per share. All other terms and conditions of said options will remain unchanged. The amendment described herein is subject to regulatory approval.

B.4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) AUTHORIZED SHARE CAPITAL:

Common Shares	200,000,000

b) ISSUED AND OUTSTANDING CAPITAL AND RECORDED VALUE:

Class

Issued

Value

Common Shares	18,040,166	$8,118,075

c) SUMMARY OF COMMON SHARE OPTIONS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Options	200,000	$1.48	$296,000	April 20, 2005
Options	300,000	$0.50	150,000	April 25, 2008
Options	185,000	$1.48	273,800	December 22, 2005
Options	466,000	$0.50	233,000	December 31, 2007
Options	24,000	$0.50	12,000	December 31, 2003
Options	111,000	$1.48	164,280	December 31, 2003
Options	80,000	$1.48	118,400	December 31, 2004
Options	141,500	$0.50	70,750	December 31, 2004
TOTAL	1,507,500		$1,318,230

SUMMARY OF WARRANTS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Warrants	3,540,000	$0.40	$1,416,000	May 3, 2004
Warrants	333,333	$0.40	133,333	Dec. 4, 2004
TOTAL	3,873,333		$1,549,333

d) TOTAL NUMBER OF COMMON SHARES IN ESCROW:

750,000 common shares.

B.5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS FILED:

Directors

Matthew Yugovich, Chairman

Allan D. Graves, Director

William G. Parker, Director

William J. Reid, Director

Ronald DeBruyne, Director

Steven R. Garman, Director

Officers

Steven R. Garman, President and Chief Executive Officer

Craig Jones, Vice President - Sales and Marketing

SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

QI Systems Inc. (the “Company” or “QI”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart cards for various vertical markets including vending machines, parking meters, photocopiers, laundry machines and water operators. QI's products are currently in use in Canada, the United States of America, Venezuela, Hong Kong, the United Kingdom and Norway.

The Company's SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system is currently utilized in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, QI Card and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel with new schemes easily added at any time. SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

The management discussion and analysis, auditors' report, financial statements and notes to the financial statements contained herein relate to the Company's financial results for the quarter ended September 30, 2003 (“fiscal 2003”).

The Company is headquartered in Richmond, British Columbia, Canada, is a reporting issuer in British Columbia, and trades on the TSX Venture Exchange under the symbol QII.U and on the OTCBB under the symbol QIIIF.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

In the opinion of the Company, the following discussion and analysis will aid in assessing and understanding the Company's consolidated financial position, results of operations and cash flow behaviour. This discussion and analysis should be read in conjunction with -and is qualified entirely by- the Company's audited consolidated financial statements for the year ended June 30, 2003.

The Company derives its revenues from the sale of four core products: SmartKit, SmartKit Console, SmartKid Reload Station and QLink. The Company's central product is SmartKit, a smart card reader with proven flexibility both within the potential uses and for adaptation into new products. Leveraging this technology, QI's engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top-to-bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

The quarter ended June 30, 2003 -first quarter of fiscal 2004- was characterized by a seasonal decline in revenue and continuing operating losses. The Company was able to achieve quarterly revenue of $75,954 and a gross margin of 55%. Certain expense lines such as cost of sales, research and development, G&A consulting and contract labour, and other administrative expenses decreased in the quarter, compared to expenditures in the quarter ended September 30, 2002. However, there were increased costs in sales and marketing and in most administrative expenses, particularly with regards to corporate finance and investor relations advisory expense. In aggregate, the Company posted a net loss of $462,560 compared to a loss of $364,985 in the preceding quarter and a loss of $14,529 in the comparative quarter of fiscal 2003.

The Company is currently working towards refinancing operations in two phases. Phase 1 consists of securing short-term bridge financing to support daily operations. Phase 2 targets longer term capital funding to support an aggressive sales and marketing program. The Company retained the services of MidSouth Capital of Atlanta, Georgia, to assist in its funding efforts. Please refer to the Liquidity and Financial Resources section in this report for detailed disclosure of the Company's capital raising efforts in support of Phase 1.

A detailed analysis of the Company's financial performance for the quarter ended September 30, 2003 is presented in the following paragraphs. Readers of this report are cautioned that all figures -except as noted otherwise- are in United States Dollars.

• RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Revenues and cost of sales

Revenues for the quarter ended September 30, 2003 were $75,954 compared to negative revenues of $45,517 for the quarter ended June 30, 2003, when year end adjustments were posted to comply with generally accepted accounting principles for revenue recognition.

For comparative purposes, during the quarter ended September 30, 2002, revenues were $206,204. The Company had a significant one-time contract in that quarter that accounted for most of the revenue recognized in that period.

Gross profit for the quarter ended September 30, 2003 was $41,568 or 55% of sales. Comparative cost of sales analysis of the quarter to the preceding three months is not applicable due to the negative revenue base of the quarter ended June 30, 2003 described above.

General and Administrative

General and Administrative expenses include legal, accounting, auditing, regulatory, insurance, office expenses, rent expense, investor relations, administrative salaries, management fees, corporate finance and travel expense, amongst others. In the quarter ended September 30, 2003, these costs were $378,579, compared to $114,366 recorded in the preceding quarter and $68,556 for the comparative period of 2002.

The change in General and Administrative spending reflects reclassification of certain expenses in the Company and substantial corporate finance advisory and investor relations expense, which were $284,793 or 75% of total general and administrative expense for the period.

Research and Development Costs

Research and development expense for the three months ended September 30, 2003 was $77,257 compared to $72,839 in the preceding quarter and $88,231 in the comparative period of 2002. The decrease reflects reduced staffing levels.

Sales and Marketing

Sales and marketing expense for the three months ended September 30, 2003 was $46,227 compared to $76,845 in the quarter ended June 30, 2003 and $9,600 recorded in the quarter ended September 30, 2002. Sales and marketing expenditure in the quarter ended June 30, 2003 was extraordinarily high due to reclassification of sales and marketing expense at year end that had been allocated in prior quarters to general and administrative expense.

Financing and Interest

During the quarter ended September 30, 2003, interest charges were $869, compared to $38,757 in the quarter ended June 30, 2003 and nil recorded in the quarter ended September 30, 2002.

During the quarter ended June 30, 2003 a series of year-end adjustments where required and therefore, the quarter's interest and financing expense compares favourably.

Amortization

Amortization expense in the three months ended September 30, 2003 was $1,170. In the preceding quarter, $5,974 of amortization charges were recorded, and in the comparative period of 2002, these charges were nil due to the failure of the Company to accrue amortization expense on a monthly and quarterly basis.

Net Loss

Net loss for the quarter ended September 30, 2003 was $462,560, compared to a loss of $364,985 the previous quarter and a loss of $14,529 in the quarter ended September 30, 2002. The Company's increased losses are derived from a combination of reduced revenues and increased operating expenses, particularly general and administrative expense, as described in detailed in the preceding paragraphs.

• SPECIAL SHAREHOLDER RESOLUTIONS

The Company's Annual General Meeting (AGM) for fiscal year 2003 will be held at the Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia, on December 12, 2003 at 2:00 p.m. local time.

LIQUIDITY AND FINANCIAL RESOURCES

The Company held cash resources of $1,124 at September 30, 2003 (June 30, 2003: negative cash of $8,850), with a working capital deficiency of $803,745(June 30, 2003: working capital deficiency of $707,137).

Trade accounts receivable, net of allowances, were $38,508 at September 30, 2003, from $36,194 at June 30, 2003, indicating a more efficient credit and collections policy. Inventory at September 30, 2003 was $187,489. On June 30, 2003 the Company held $188,334 in inventory.

Accounts payable and accrued liabilities were $1,070,200 on September 30, 2003 from $812,643 at June 30, 2003.

During the three months ended September 30, 2003 the Company experienced a net increase in cash and cash equivalents of $9,974, compared to a net decrease in cash and cash equivalents of $54,041 in the three months ended June 30, 2003.

During the quarter under review the Company did not make any investment activities such as acquisition of plant or equipment, as was the case in the preceding quarter, investment activities represented a cash outflow of $1,310. Capital additions relate to purchase of property and equipment used in the ordinary course of business.

In terms of financing activity and its effects in cash flows, in the three months ended September 30, 2003 the Company secured additional cash proceeds from the issuance of capital in the amount of $351,697 and repaid $94,894 of existing shareholder loans.

As per the terms of a private placement announced on July 22, 2003, the Company issued 1,666,666 units at a price of $0.15 per unit, each unit being comprised of one common share and one share purchase warrant, exercisable for a period of 24 months from closing at a price of $0.20 per share. Total gross proceeds from this private placement are $250,000. The private placement closed on September 12, 2003. As of September 30, 2003, $200,447 pursuant to this placement had been received by the Company.

At September 30, 2003, the Company's ability to continue as a going concern was dependent on its ability to achieve and sustain profitable operations over the long term. The Company needed to rapidly eliminate its cash losses and secure additional sources of capital to sustain operations while working towards increasing revenues.

SUBSEQUENT EVENTS

The following material events occurred after September 30, 2003:

As per the terms of a private placement announced on August 18, 2003, the Company agreed to issue 1,000,000 units at a price of $0.25 per unit by way of private placement, each unit comprised of one common share and one share purchase warrant, exercisable for a period of 24 months from closing at a price of $0.35 per share. The placement closed on November 18, 2003. As at September 30, 2003 $147,250 pursuant to this placement had been received by the Company.

QI Systems Introduces SmartStart Software Development Kit

December 10, 2003, Richmond, BC -- QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announce the introduction of a series of software development tools (SmartStart Development Kit) designed to facilitate customer development of applications to run on the QI SmartKit line of payment terminals. The SmartStart Development Kit is expected to broaden the company's international marketing opportunities for the SmartKit product line.

The components that comprise the SmartStart Development Kit have been tested and used internally by QI Systems for over four years. The company has elected to make this product available at this time because of the growing number of requests for smartcard development assistance being received.

QI will continue to offer complete turnkey integration of smartcard purse schemes with our products. However, for those customers having software development resources in house and preferring to develop full support for their purse schemes, QI will provide tools and support that will allow them to develop and expand Unattended Point of Sale (UPOS) applications for their card schemes.

The SmartStart Development Kit will allow customers to add support for purse and loyalty schemes to the QI Systems' SmartKit terminals. SmartKit is an ideal platform for customer development of such applications because of the product's ability to concurrently support multiple card schemes, as well as allowing purse providers to concurrently support multiple loyalty platforms in conjunction with the purse.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems, Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

CONTACT:

TEL: 604.248-2301 ~ Steven R. Garman, President & CEO
FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca